                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15 (d) of the
                         Securities Exchange Act of 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the Fiscal year ended December 31, 2004

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 1-9802

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            SYMBOL TECHNOLOGIES, INC.
                        1997 EMPLOYEE STOCK PURCHASE PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            SYMBOL TECHNOLOGIES, INC.
                                ONE SYMBOL PLAZA
                            HOLTSVILLE, NEW YORK 11742-1300

                            SYMBOL TECHNOLOGIES, INC.

                        1997 Employee Stock Purchase Plan

                          Index to Financial Statements

                                                                                PAGES
Reports of Independent Registered Public Accounting Firms                         2-3

Statements of Financial Condition as of December 31, 2004 and 2003                  4

Statements of Operations and Changes in Participants' Equity for the
 years ended December 31, 2004, 2003 and 2002                                       5

Notes to Financial Statements                                                    6-11

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Symbol Technologies, Inc.
and Participants of the Symbol Technologies, Inc.
1997 Employee Stock Purchase Plan.

We have audited the accompanying statements of financial condition of the Symbol Technologies, Inc. 1997 Employee Stock Purchase Plan (the "Plan") as of December 31, 2004, and the related statements of operations and changes in participants' equity for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan at December 31, 2004, and the results of its operations and changes in its participants' equity for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

New York, New York
March 29, 2005

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Symbol Technologies, Inc.
and Participants of the Symbol Technologies, Inc.
1997 Employee Stock Purchase Plan.

We have audited the accompanying statement of financial condition of the Symbol Technologies, Inc. 1997 Employee Stock Purchase Plan (the "Plan") as of December 31, 2003, and the related statements of operations and changes in participants' equity for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2003, and the results of its operations and changes in its participants' equity for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 25, 2004

                            SYMBOL TECHNOLOGIES, INC.

                        1997 Employee Stock Purchase Plan

                        Statements of Financial Condition

                                               December 31,    December 31,
                                                   2004            2003
                                               ------------    ------------
ASSETS

Participants account receivable                $  2,077,804    $  4,170,055
Employer contribution receivable                    366,771         735,892
                                               ------------    ------------
           Total assets                        $  2,444,575    $  4,905,947
                                               ============    ============

LIABILITIES

Payable for stock purchases                    $  2,444,575    $  4,905,947
                                               ------------    ------------
           Total liabilities                      2,444,575       4,905,947
Participants' equity                                      -               -
                                               ------------    ------------
           Total liabilities and
           participants' equity                $  2,444,575    $  4,905,947
                                               ============    ============

See Notes to Financial Statements

                            SYMBOL TECHNOLOGIES, INC.

                        1997 Employee Stock Purchase Plan

          Statements of Operations and Changes in Participants' Equity

                                      Year Ended      Year Ended      Year Ended
                                     December 31,    December 31,    December 31,
                                         2004            2003            2002
                                     ------------    ------------    ------------
Participant contributions            $  2,204,219    $  4,848,695    $  5,867,692
Employer contributions                    366,771         735,892         958,469
                                     ------------    ------------    ------------
            Total additions             2,570,990       5,584,587       6,826,161
                                     ------------    ------------    ------------
Stock Purchases                                 -               -       3,452,828
Participant withdrawals                   126,415         416,825         422,826
Amounts reserved for with-
  holding taxes                                 -         261,815               -
Amounts reserved for future stock
  purchases                             2,444,575       4,905,947       2,950,507
                                     ------------    ------------    ------------
            Total deductions            2,570,990       5,584,587       6,826,161
                                     ------------    ------------    ------------
            Net additions                       -               -               -

Participants' equity, beginning
  of period                                     -               -               -
                                     ------------    ------------    ------------
Participants' equity, end of
  Period                             $          -    $          -    $          -
                                     ============    ============    ============

See Notes to Financial Statements

                            SYMBOL TECHNOLOGIES, INC.
                        1997 Employee Stock Purchase Plan
                          Notes to Financial Statements
                  Years Ended December 31, 2004, 2003, and 2002

1.    DESCRIPTION OF THE PLAN:

      The following description of the Symbol Technologies, Inc. (the "Company") 1997 Employee Stock Purchase Plan (the "Plan"), provides only general information. References herein to "Symbol," "we," "us" and "our" refer to Symbol Technologies, Inc. and its subsidiaries unless the context specifically states or implies otherwise. Participants should refer to the Plan document for a more complete statement of the Plan's provisions.

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

      a. General Description

      The Plan is an employee stock purchase plan that allows participants to purchase shares of Symbol Common Stock ("Stock") through payroll deductions. The Plan's fiscal year is divided into two six-month periods (each, a "Payment Period"). The Payment Periods are January 1 to June 30 (the "First Half Payment Period") and July 1 to December 31 (the "Second Half Payment Period")and represent the periods during which participants' payroll deductions are accumulated. At the end of each Payment Period, the participants' accumulated payroll deductions are used to purchase shares of Stock. Participants may purchase shares of Stock for an amount equal to 85% of the lesser of (1) the closing price of a share of Stock on the first trading day of the Payment Period or (2) the closing price of a share of Stock on the last trading day of the Payment Period (the "Option Price").

      The purchase of shares by the Plan requires, under Securities and Exchange Commission (the "Commission" or the "SEC") regulations, that the Company have an effective registration statement covering the shares on file with the SEC. As of June 30, 2003 the Company had not filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 or its Annual Report on Form 10-K for the year ended December 31, 2002. Consequently, the Company was deemed not to have an effective registration statement. As a result, for the Plan year ending December 31, 2003, the Company was unable to purchase and distribute shares for the First Half Payment Period, and could not start the Second Half Payment Period, and extended the First Half Payment Period until December 31, 2003 (the "Extended Payment Period"). During the Extended Payment Period, normal Eligibility, Participant Contribution, Employer Contribution and Participant Refund Plan rules applied. As of December 31, 2003 the Company had not filed its Quarterly Reports on Forms 10-Q for quarters ended September 30, 2003, June 30, 2003 and March 31, 2003, with the SEC. Consequently, the Plan no longer satisfied the requirements of an "employee stock purchase plan" as defined in Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"). As a result, effective January 1, 2004, the Company suspended the withholding of Participant payroll deductions. On February 25, 2004, the Company filed the delinquent Quarterly Reports on Forms 10-Q with the SEC, thereby curing the deficiency. The Company has since remained current with the filing of all of its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Thereafter, the participants' accumulated amounts for the extended payment period were used to purchase shares of stock at 85% of the closing price on January 1, 2003, which represented the lesser of the closing prices at the beginning and end of the extended payment period. The Company completed an open enrollment for eligible employees and resumed withholding of participant payroll deductions as of July 1, 2004.

      The Plan conducted the Second Half Payment Period on the basis described above. For Plan year ended December 31, 2002, the Plan operated on the basis described above.

      The Plan was approved by the Company's stockholders at the annual meeting of Shareholders held on May 5, 1997. On May 6, 2002 the Shareholders approved an amendment to the plan to increase the authorized number of shares covered by the plan by 3 million shares to 4,898,438 shares. The Stock subject to the options under the Plan shall be authorized but unissued common stock, treasury shares or shares purchased on the open market. The aggregate number of shares which may be issued pursuant to the Plan is 4,898,438. At December 31, 2004, participants in the Plan had purchased 3,093,863 shares of Stock since the Plan's inception and had accumulated payroll deductions during the current Payment Period sufficient to purchase 169,880 shares of Stock subsequent to December 31, 2004, leaving 1,634,695 shares of Stock available for future purchases by Plan participants.

      The Plan is neither qualified under Section 401(a) of the code nor subject to any of the provisions of the Employee Retirement Income Security Act of 1974 (commonly known as "ERISA").

      b. Eligibility

      All full-time employees of the Company or any of its participating subsidiaries who have completed 90 days of continuous employment on or before the first day of any Payment Period and all part-time employees of the Company or its participating subsidiaries who satisfy certain service requirements and who have completed 90 days of continuous employment on or before the first day of any Payment Period are eligible to participate in the Plan. Eligible employees may only enroll in the Plan at the beginning of a Payment Period.

      c. Stock Purchases

      Following the last trading day of each Payment Period, the amount of each participant's accumulated payroll deductions is applied towards the purchase of the maximum number of whole and fractional shares of Stock possible, determined by dividing the participant's total contribution by the per share Option Price applicable for that Payment Period. The maximum number of shares of Stock a participant can purchase is 2,500 shares per Payment Period. Purchased shares of Stock are transferred to a brokerage account in the name of the participant at a securities brokerage firm approved by a committee appointed by the Board of Directors of the Company.

      d. Participant Contributions

      Participants may elect to have 2% to 10% of their "Base Salary" (as defined in the Plan) deducted on an after-tax basis for the purchase of Stock. Participants may only increase their deduction percentages at the beginning of a Payment Period and may not decrease their deduction more often than once during any Payment Period. No interest accrues or is paid on participants' accumulated payroll deductions. Once made, the Company may use the payroll deductions for any corporate purpose, and the Company has no obligation to segregate employees' payroll deductions from any other funds of the Company or to hold funds representing the same pending the application thereof to the purchase of shares at the end of each Payment Period in accordance with the Plan.

      e. Employer Contributions

      The 15% discount from market value granted to Plan participants on the purchase of shares of Stock at the end of each Payment Period represents the Company's non-cash contribution to the Plan. These non-cash contributions amounted to $366,771, $735,892 and $958,469 for the years ended December 31, 2004, 2003 and 2002, respectively.

      f. Participant Refunds

      Plan participants may withdraw from the Plan (in whole but not in part) at any time prior to the last day of a Payment Period by properly notifying the Company. A participant's accumulated payroll deductions for the Payment Period prior to withdrawal from the Plan will be promptly refunded to the participant without interest (unless required by law).

      Participants who terminate their employment relationship with the Company are not eligible to continue in the Plan. All payroll deductions accumulated during the Payment Period through the date of such cessation of employment are refunded to the employee or, in the event of the employee's death, to his or her estate.

      g. Administrative Expenses

      The Company bears all costs in connection with the Plan including administrative fees and all fees associated with the issuance of Stock. Administrative expenses related to the Plan amounted to approximately $91,000, $87,000, and $67,000, for the years ended December 31, 2004,
      2003, and 2002, respectively.

      h. Plan Termination

      The Plan may be terminated at any time by the Company's Board of Directors, but such termination shall not affect shares of Stock then outstanding under the Plan. If at any time shares of Stock reserved for the purpose of the Plan remain available for purchase but not in sufficient number to satisfy all then unfilled purchase requirements, the available shares shall be apportioned among participants in proportion to the amount of payroll deductions accumulated on behalf of each participant that would otherwise be used to purchase Stock, and the Plan shall terminate. Upon such termination or any other termination of the Plan, all payroll deductions not used to purchase stock will be refunded, without interest (unless required by law).

2.    INCOME TAX STATUS:

      As of December 31, 2003 the Company had not filed its Quarterly Reports on Forms 10-Q for the quarters ended September 30, 2003, June 30, 2003, and March 31, 2003 with the SEC. Consequently, the Plan no longer satisfied the requirements of an "employee stock purchase plan" as defined in
      Section 423 of the Code. As a result, effective January 1, 2004, the Company suspended the withholding of Participant payroll deductions. On February 25, 2004, the Company filed the delinquent Quarterly Reports on Forms 10-Q with the SEC, thereby curing the deficiency, enabling the Plan to fulfill the requirements of Section 423. The Company resumed withholding of Participant payroll deductions as of July 1, 2004.

      For 2003 the Plan did not fulfill the requirements of an "employee stock purchase plan" as defined in Section 423 of the Code. As such, the participating employees recognized taxable income upon the purchase of shares, and the Company is entitled to a tax deduction for income tax purposes in connection with the purchases by participants of shares of Stock under the Plan during the period of January 1, 2003 through December 31, 2003. In order to assist participating United States based employees with the unforeseen tax liabilities associated with the Plan's 2003 disqualification, the Company provided such participants with payments estimated to represent a portion of this liability.

      For 2002 the Plan fulfilled the requirements of an "employee stock purchase plan" as defined in Section 423 of the Code.

3.    GOVERNMENT INVESTIGATIONS:

      In May 2001, in response to an inquiry from the SEC, we retained a law firm to conduct an internal investigation into certain allegations concerning our accounting practices, focusing on specific transactions with two of our customers but also including a limited review of other large transactions. The law firm retained an accounting firm to assist it in the investigation. We subsequently discovered that this investigation was hindered by certain of our former employees. As a result of actions by these former employees, the SEC expressed dissatisfaction with the investigation.

      In March 2002, we retained a second law firm to conduct a wide-ranging internal investigation into our accounting practices. The investigation was conducted over a period of approximately eighteen months with the assistance of an outside forensic accounting team. The SEC and the United States Attorney's Office for the Eastern District of New York ("Eastern District") commenced separate but related investigations relating to our accounting practices.

      The investigation found that, during the period covered by the restatement, certain members of former management engaged in, directed and/or created an environment that encouraged a variety of inappropriate activities that resulted in accounting errors and irregularities affecting our previously issued financial statements that we have now restated. The errors and irregularities caused by these actions primarily concerned the timing and amount of product and service revenue recognized. In particular, the investigation found that revenue was accelerated from the appropriate quarters to earlier quarters through a variety of improper means and, on a more limited basis, revenue was improperly created and inflated on a net basis. Additionally, there were errors and irregularities associated with the establishment and utilization of certain reserves and restructurings, including certain end-of-quarter adjustments that were apparently made in order to achieve previously forecasted financial results. There were also errors and/or irregularities associated with the administration of certain options programs, as well as several categories of cost of revenue and operating expenses, including efforts to artificially reduce reported inventory.

      In addition, the internal investigation uncovered efforts by certain then employees, including certain members of then management, to impede both the initial and second internal investigations. The employees responsible for directing such conduct resigned or were terminated.

      The investigation found that, in addition to the specific items of misconduct giving rise to the need for the restatement, there was a failure by our former management to establish an appropriate control environment, and there were significant failures in our internal controls and procedures resulting from numerous causes, including inadequate hiring of qualified and experienced personnel, insufficient training and supervision of personnel, a decentralized accounting structure for operations in the United States and inadequate systems and systems interfaces. The investigation also found instances in which some members of former management and sales and finance-related employees devoted insufficient attention and resources to ensuring accurate accounting and financial reporting. As the guilty pleas of three former senior members of our finance group illustrate, there were also instances in which such activity rose to the level of criminal misconduct. All of the members of senior management who were primarily responsible for the errors and irregularities underlying the restatement either have been terminated from employment at Symbol as part of the internal investigation or have left Symbol, including Tomo Razmilovic, one of our former Presidents, Chief Executive Officers and directors, and Kenneth Jaeggi, our former Senior Vice President and Chief Financial Officer. We assembled a new management team and appointed new board members beginning in mid-2002.

      In November 2002, we announced the unaudited, preliminary expected magnitude of the anticipated restatement of our financial statements, and updated that information on several occasions over the subsequent eleven months. Accordingly, the selected financial data for 1998, 1999, 2000 and 2001, financial statements for the years ended December 31, 2000 and 2001, and unaudited selected quarterly information for each of the four quarters of 2001 and the first three quarters of 2002 were restated in our 2002 Annual Report on Form 10-K/A.

      In connection with our accounting practices various class action lawsuits were filed against us and certain of our former management and our former board of directors in March 2002, March 2003 and May 2003. For more information see "Securities litigation matters" in our Annual Report on Form 10-K for the year ended December 31, 2004.

      On June 3, 2004, we announced that we resolved the investigation by the Eastern District relating to our past accounting practices by entering into a non-prosecution agreement with the Eastern District. As a result of this non-prosecution agreement, no criminal complaint will be filed against us. In addition, on June 3, 2004, we announced an agreement with the SEC to resolve allegations against us relating to our past accounting practices that were under investigation by the SEC. Pursuant to the agreements with the Eastern District and the SEC, we have paid a total of $37 million in cash to a restitution fund for members of the class consisting of purchasers of our common stock from February 15, 2000 to October 17, 2002, and $3 million to the United States Postal Inspection Service Consumer Fraud Fund. In addition to these payments, the non-prosecution agreement included an acknowledgement by us that between 1999 and 2002, as a result of the actions of certain of our former employees, we (a) violated federal criminal law in connection with accounting practices involving improper sales transactions, unsupported and fictitious accounting entries and the manipulation of our accounting reserves and expenses; and (b) filed and caused to be filed materially false and misleading financial statements and other documents with the SEC. As part of the non-prosecution agreement, we agreed to continue our cooperation with the Eastern District and the SEC, and to implement remedial measures, including, but not limited to, retaining an independent, government-approved examiner to review our internal controls, financial reporting practices and our compliance with the settlement agreements and establishing and maintaining an annual training and education program designed to diminish the possibility of future violations of the federal securities laws. If we violate the agreement with the Eastern District or the SEC or commit or attempt to commit other violations, such as accounting offenses that were not the subject of the investigations, we will be subject to federal criminal charges. Pursuant to the non-prosecution agreement we have waived certain defenses that may have otherwise been available to us in the event of a federal criminal charge, including the statute of limitations, and will be subject to prosecution for any offense, including any offense related to our past accounting practices. In addition, in the event of a violation of the agreement and a federal criminal charge, statements that were made by or on behalf of us to the Eastern District, SEC and the Postal Inspection Service, including the acknowledgments of responsibility described above, will be deemed admissible in evidence and certain evidentiary rules will not be available to us. Pursuant to the agreement with the SEC, the SEC filed, and the court has approved, a Final Consent Judgment in the Eastern District of New York providing for injunctive relief, enjoining us from further violations of the antifraud, reporting, books and records and internal control provisions of the federal securities laws, and a civil penalty in the amount of $37 million, as described above. We paid both the $37 million and the $3 million to the United States Postal Inspection Service Consumer Fraud Fund prior to June 30, 2004.

      On October 26, 2004, the Company issued a press release announcing its financial results for the third quarter 2004. On November 8, 2004, the Company issued a second press release, revising some of the previously reported numbers. The revised numbers included a reduction of approximately $13.3 million in revenue for the nine months ending September 30, 2004, as compared to the results previously reported in the press release of October 26, 2004. The November 8, 2004 press release stated that the Company had discovered certain discrepancies in the amount of inventory at a distributor as well as inventory on hand that affected its previously-announced results. On November 15, 2004, the Company filed its Form 10-Q for the third quarter of 2004.

      The non-prosecution agreement between the Company and the United States Attorney's Office for the Eastern District of New York, described previously, provides that should the Company violate the agreement or commit a crime in the future, the Company would be subject to prosecution for any offense, including any offense related to the Company's past accounting practices. The Company has retained outside counsel to investigate the facts and circumstances surrounding the erroneous numbers included in the October 26, 2004 press release. The Company has been cooperating with the informal requests made by the Eastern District and by the SEC regarding this matter, including whether Symbol has complied with the injunction entered into in connection with its June 2004 settlement with the SEC and the non-prosecution agreement with the Eastern District. There can no assurance that these events will not give rise to an enforcement action or other proceeding brought by the Eastern District or SEC.

4.    SUBSEQUENT EVENTS:

      Plan participants' net accumulated payroll deductions for the Second Half Payment Period ended December 31, 2004, amounted to $2,077,804 and have been recorded as an amount receivable from the Company at December 31, 2004. Subsequent to December 31, 2004, $2,077,804 of these net accumulated deductions were used to purchase 169,880 shares of Stock which were issued to participants by the Company in March 2005. The 169,880 shares of Stock purchased subsequent to December 31, 2004 had a market value of $2,444,575 as of the option price date which has been recorded as the liability "Payable for stock purchases" at December 31, 2004.

      On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment ("Statement 123(R)"), which is revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Based on the release of Statement 123(R), the Company is currently considering amending the Plan to conform with the requirements necessary to render the Plan non-compensatory. These amendments may result in reducing the discount of the price of the shares purchased by employees in the Plan from its current discount of 15% to a discount of 5% and eliminating the look-back period currently utilized to determine the price of the shares purchased. These changes will allow the Plan to continue to be non-compensatory to the Company.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement (Form S-8 No. 333-26593) pertaining to the 1997 Employee Stock Purchase Plan of Symbol Technologies, Inc. of our report dated March 29, 2005, with respect to the financial statements of the Symbol Technologies, Inc. 1997 Employee Stock Purchase Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

/s/ ERNST & YOUNG LLP

New York, New York
March 29, 2005

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-26593 on Form S-8 of our report dated March 25, 2004, appearing in this Annual Report on Form 11-K of the Symbol Technologies, Inc. 1997 Employee Stock Purchase Plan for the year ended December 31, 2004.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 29, 2005

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Stock Option and Restricted Stock Committee, the administrator of the Symbol Technologies, Inc. 1997 Employee Stock Purchase Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    SYMBOL TECHNOLOGIES, INC.
                                    1997 Employee Stock Purchase Plan

March 31, 2005

                                    By: /s/ Mary McLeod
                                        ------------------------------------
                                            Mary McLeod
                                            Senior Vice President
                                            Global Human Resources
                                            SYMBOL TECHNOLOGIES, INC.

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